UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated May 22, 2019

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                                                    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains a Stock Exchange Announcement dated 21 May 2019 entitled ‘CONCLUSION OF SHARE BUY-BACK PROGRAMME’

RNS: 7481Z

Vodafone Group Plc

21 May 2019

Vodafone Group Plc (‘Vodafone’)

ISIN Code: GB00BH4HKS39

Conclusion of share buy-back programme

Vodafone announces that on 20 May 2019 it concluded the irrevocable and non-discretionary share buy-back programme (the ‘Programme’) that it announced on 28 January 2019. J.P. Morgan Securities plc acted as principal during the Programme and made all trading decisions concerning the timing of the purchases of Vodafone’s ordinary shares pursuant to the Programme independently of Vodafone.

The sole purpose of this Programme was to reduce the issued share capital of Vodafone and thereby to avoid any change in Vodafone’s issued share capital as a result of the maturing of the second tranche of a two-tranche mandatory convertible bond (‘MCB’) issued by Vodafone in February 2016. As announced on 19 February 2016, when the MCB was issued Vodafone also entered into an accompanying option structure.

The Programme was financed out of the proceeds from Vodafone’s Verizon loan notes, which Vodafone received in two tranches as partial consideration for the sale of its 45% stake in Verizon Wireless in 2014. Vodafone received US$2.5 billion in cash in May 2018 following the redemption of the second tranche of these loan notes.

Vodafone purchased 799,067,755 ordinary shares under the Programme, this is below the limit Vodafone announced for the Programme on 28 January 2019 and below the number of ordinary shares permitted to be purchased by Vodafone pursuant to the authority granted by the shareholders at the Annual General Meeting of Vodafone on 27 July 2018 (2,667,653,504 ordinary shares).

The purchased shares are being held as treasury shares. Following the settlement of the shares purchased on 20 May 2019, Vodafone will hold 2,091,894,691 of its ordinary shares in treasury and have 26,723,381,357 ordinary shares in issue (excluding treasury shares).1

This announcement will also be available on Vodafone’s website at: http://www.vodafone.com/content/index/investors/investor_information/press_regulatory/uk_regulatory.html

Enquiries to:

Investor relations: Telephone +44 (0) 7919 990 230

Media: www.vodafone.com/media/contact

1  Excluding shares transferred out of treasury to satisfy employee share plan obligations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: May 22, 2019	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary